

June 21, 2021

Yat-Gai Au
Chief Executive Officer
Regencell Bioscience Holdings Ltd
11/F First Commercial Building
33-35 Leighton Road
Causeway Bay, Hong Kong

      **Re: Regencell Bioscience Holdings Ltd**
           **Amendment No. 2 to Registration Statement on Form F-1**
           **Filed June 11, 2021**
           **File No. 333-254571**

Dear Mr. Au:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2021 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed June 11, 2021

Capitalization , page 28

1. Please explain to us how you calculated the pro forma and pro forma as adjusted columns. These columns do not appear to reconcile to the bulleted descriptions accompanying the disclosure.

Dilution, page 39

2. We note that your accumulated deficit was $(2,984,740) as of December 31, 2021 and gross proceeds from the issuance of the offering are $21,850,000 based upon an assumed offering price of $9.50 per share, which would be $18,865,260 pro forma as adjusted net

tangible book value without deducting offering costs.  As such, please explain to us how you calculated the $19,572,797 pro forma as adjusted net tangible book value as of December 31, 2020.

Our Business

Estimated Time and Cost Prior to the Commercialization of Our Standardized TCM Formulae Candidates in Hong Kong, page 68

3.      We note that there are discrepancies between the amounts listed in your use of proceeds disclosure on page 36 and the amounts provided for the corresponding categories in the narrative on page 69. Please explain or reconcile.

Exhibits

4.      We note that the legal opinion of Hunter Taubman notes the potential issuance of up to 2,711,125 ordinary shares, which includes 2,300,000 offered shares, 345,000 shares covered by the over-allotment, and 66,125 shares underlying warrants issuable to the underwriter. However, the legal opinion of Ogier notes only 2,645,000 ordinary shares total, which amount is said to include the over-allotment shares and the shares issuable upon exercise of the underwriter's warrants. Please reconcile these amounts, and revise the opinions, as necessary. Please also ensure the prospectus disclosure is consistent with the legal opinions filed.

5.      Please file the 2021 Share Option Plan, approved on May 31, 2021, as an exhibit to the registration statement. We note that you have filed the related Form of Option Agreement as Exhibit 10.12 but not the plan itself.

 You may contact Tara Harkins at 202-551-3639 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.  Please contact Abby Adams at 202-551-6902 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:      Joan Wu, Esq.